FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2018

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F        X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes                 No        X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding issue of debt financing instruments by way of non-public placement of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on July 31, 2018.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ISSUE OF DEBT FINANCING INSTRUMENTS BY
WAY OF NON-PUBLIC PLACEMENT

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2016 annual general meeting of Huaneng Power International, Inc. (the “Company”), the Company has been given a mandate to issue debt financing instruments by way of non-public placement (either in one or multiple tranches) with a principal amount of not exceeding RMB24 billion within 24 months from the date on which the shareholders’ approval was obtained. The Company has received “Notice of Acceptance of Registration” ([2017] No. PPN19) from the National Association of Financial Market Institutional Investors, accepting the registration of the Company’s debt financing instruments by way of non-public placement.

The Company has recently completed the issue of the first tranche of the Company’s debt financing instruments by way of non-public placement for 2018 (the “Debt Financing Instruments”). The total issuing amount of Debt Financing Instruments was RMB2,500 million for a term of 3 years. The unit face value is RMB100 and the issuing interest rate is 4.68%.

Agricultural Bank of China Limited acts as the lead underwriter to form the underwriting syndicate for the Debt Financing Instruments, which were placed through book-building and issued in the domestic bond market among banks by way of non-public placement. The proceeds from the Debt Financing Instruments will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The Debt Financing Instruments do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board Huaneng Power International, Inc Huang Chaoquan Company Secretary

As at the date of this notice, the directors of the Company are:
Cao Peixi (Executive Director)	Yue Heng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Mengzhou (Independent Non-executive Director)
Wang Yongxiang (Non-executive Director)	Liu Jizhen (Independent Non-executive Director)
Mi Dabin (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Guo Hongbo (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Cheng Heng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
31 July 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name: Huang Chaoquan

Title: Company Secretary

Date:  July 31, 2018